UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                Telos Corporation
                                -----------------
                                (Name of Issuer)

     12% Cumulative Exchangeable Preferred Stock, Par Value $0.01 Per Share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87969B200
                                    ---------
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 April 19, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

                              (Page 1 of 13 Pages)

CUSIP No.87969B200               13D/A                        Page 2 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3688497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         163,000 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         163,000 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     163,000 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87969B200               13D/A                        Page 3 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Small Cap Value Offshore Fund, Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         113,200 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         113,200 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     113,200 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87969B200               13D/A                        Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P. I

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3953291

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         176,500 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         176,500 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     176,500 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87969B200               13D/A                        Page 5 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Channel Partnership II, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3215653

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         13,500 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,500 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87969B200               13D/A                        Page 6 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Nelson Obus

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         13,500 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,500 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87969B200               13D/A                        Page 7 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital Management LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4018186

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         339,500 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         339,500 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     339,500 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (Limited LIability Company)

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87969B200               13D/A                        Page 8 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         113,200 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         113,200 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     113,200 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on June 24, 1997, as amended by Amendment No. 1, filed on June 22, 1998 (together, the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund") and Channel Partnership II, L.P. ("Channel" and, collectively with the Partnership, the Fund and Channel, the "Original Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (the "Issuer"). In addition to the Original Reporting Persons, Amendment No. 2, filed on December 18, 2003 (also considered part of the "Schedule 13D" for purposes hereof) has been and this Amendment is filed by and on behalf of Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI") and Nelson Obus ("Mr. Obus"). The Original Reporting Persons, Partnership-I WCM, WCI and Mr. Obus are sometimes referred to collectively herein as the "Wynnefield Group." Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3 IS HEREBY AMENDED BY ADDING THERETO THE FOLLOWING:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following Wynnefield Group entities made the following intergroup purchases and sales of Preferred Stock, for the consideration shown in the following table:



                    Date of             Type of                                 Consideration Paid
Name                Transaction         Transaction     Number of Shares            or Received
----                -----------         -----------     ----------------            -----------

Partnership*        April 19, 2004         Purchase          94,000                  $286,700
Partnership-I*      April 19, 2004         Purchase          82,000                  $250,100
Fund**              April 19, 2004           Sale            94,000                  $286,700
Fund**              April 19, 2004           Sale            82,000                  $250,100

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

         Channel has not made any purchases or sales of Preferred Stock since the filing date of the original Schedule 13D, filed with the Commission on June 24, 1997.

         Such shares of Preferred Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

                              (Page 9 of 13 Pages)

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY BY THE FOLLOWING:

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(A) - (C) As of April 19, 2004, the Wynnefield Group beneficially owned in the aggregate 466,200 shares of Preferred Stock, constituting approximately 14.6% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on December 31, 2003, as set forth in the Issuer's most recent report on Form 10-K for the period ended December 31, 2003 filed with the Commission on April 15, 2004). The following table sets forth certain information with respect to shares of Preferred Stock directly beneficially owned by the Wynnefield Group members listed:

                                                      APPROXIMATE
                                NUMBER OF             PERCENTAGE OF
      NAME                      SHARES                OUTSTANDING SHARES
      ----                      ------                ------------------
      Partnership *             163,000               5.1%
      Partnership-I *           176,500               5.5%
      Fund **                   113,200               3.6%
      Channel II ***            13,500                0.4%

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

*** Mr. Obus has an indirect beneficial ownership interest in these shares of Preferred Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

                             (Page 10 of 13 Pages)

         Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that Channel may be deemed to beneficially own.

         Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment for each member of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 466,200 shares of Preferred Stock, constituting approximately 14.6% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on December 31, 2003, as set forth in the Issuer's most recent report on Form 10-K for the period ended December 31, 2003, filed with the Commission on April 15, 2004).

         The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Preferred Stock, including transactions that may have occurred during the past 60 days.

         The members of the Wynnefield Group listed below have made purchases or sales of shares of Preferred Stock during the past 60 days, as follows:


                                        Number of      Price          Type of
Name                Date                Shares        Per Share      Transaction
----                ----                ------        ---------      -----------

Partnership         April 19, 2004      94,000         $3.05          Purchase

Partnership - I     April 19, 2004      82,000         $3.05          Purchase

Fund                April 19, 2004      94,000         $3.05          Sale

Fund                April 19, 2004      82,000         $3.05          Sale


                             (Page 11 of 13 Pages)

         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

         (e) Not applicable.


                             (Page 12 of 13 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  April 21, 2004

                       WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                       By: Wynnefield Capital Management, LLC,
                                    General Partner

                       By: /s/ Nelson Obus
                           --------------------------------------------
                                    Nelson Obus, Co-Managing Member

                       WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                       By: Wynnefield Capital Management, LLC,
                                    General Partner

                       By: /s/ Nelson Obus
                           --------------------------------------------
                                    Nelson Obus, Co-Managing Member

                       WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                       By: Wynnefield Capital, Inc.

                       By: /s/ Nelson Obus
                           --------------------------------------------
                                     Nelson Obus, President

                       WYNNEFIELD CAPITAL MANAGEMENT, LLC


                       By: /s/ Nelson Obus
                           --------------------------------------------
                                    Nelson Obus, Co-Managing Member

                       WYNNEFIELD CAPITAL, INC.

                       By: /s/ Nelson Obus
                           --------------------------------------------
                                    Nelson Obus, President

                       CHANNEL PARTNERSHIP II, L.P.

                       By: /s/ Nelson Obus
                           --------------------------------------------
                                    Nelson Obus, General Partner

                       /s/ Nelson Obus
                       ------------------------------------------------
                       Nelson Obus, Individually

                             (Page 13 of 13 Pages)